UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16

OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2016

Commission File No.: 001-35681

AMIRA NATURE FOODS LTD

(Exact name of Registrant as specified in its charter)

29E, A.U. Tower

Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Amira Nature Foods, Ltd and its subsidiaries are referred to herein as the “Company”

Other Events

On September 12, 2016, the Board of Directors of the Company approved the conversion of $3,000,000 of loans (“Loans”) provided to the Company by its Chief Executive Officer and Chairman, Karan A. Chanana into the Company’s ordinary shares (the “Ordinary Shares”). The Loans were provided to the Company from July 1, 2016 through August 24, 2016. The Loans were converted into the Ordinary Shares at the price of $7.20 per share representing the closing market price of the Ordinary Shares on September 9, 2016, as reported by the New York Stock Exchange (“NYSE”).

As of the date of this report Mr. Chanana beneficially holds an aggregate of 28,747,283 ordinary shares representing 76.53% of the Company’s shares outstanding. This amount includes: (i) 19,660,000 Ordinary Shares issued on October 15, 2012 in exchange for his shares of Amira Pure Foods Private Limited (“Amira India”) in conjunction with the Issuer’s Initial Public Offering (ii) 7,005,434 Ordinary Shares issuable pursuant to an exchange agreement under which Mr. Karan A. Chanana, the Issuer’s Chief Executive Officer and Chairman of the Board of Directors has the right, subject to the terms of the exchange agreement, to exchange all or a portion of his equity shares in Amira India for Ordinary Shares of the Issuer and assumes the completion of Mr. Chanana’s purchase of 1,500,000 equity shares of Amira India, (iii) 360,257, 361,278, 367,749 and 375,899 vested Ordinary Shares underlying an option to purchase Ordinary Shares granted to Mr. Chanana in 2013, 2014 2015 and 2016, respectively, pursuant to the Issuer’s 2012 Omnibus Securities and Incentive Plan (“OSI”), (iv) 100,000 shares granted on October 17, 2014 pursuant to the OSI, (v) 100,000 shares granted on March 31, 2016, and (vi) 416,666 Ordinary Shares grantedto Mr. Chanana on September 12, 2016 in satisfaction of $3,000,000 of interest free loans provided to the Issuer by Mr. Chanana at the per share price of $7.20 representing the closing market price of the Issuer’s Ordinary Shares on September 9, 2016, as reported by the NYSE.

FORWARD-LOOKING STATEMENTS

This Form 6-K Report contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “except,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. There is no assurance that our current expectations and projections are accurate. These forward-looking statements include, but are not limited to:

•	our goals and strategies;
•	our operations and expansion plans;
•	our future business development, results of operations, financial condition and financial statements;
•	our ability to protect our intellectual property rights;
•	projected revenue, profits, earnings and other estimated financial information;
•	our ability to maintain strong relationships with our customers and suppliers;
•	the continued application of the proceeds from our initial public offering (“IPO”);
•	governmental policies regarding our industry; and
•	the impact of legal proceedings.

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Risk Factors” appearing in the Annual Report. Those risks are not exhaustive. We operate in a rapidly evolving environment. New risk factors emerge from time to time, and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 28, 2016

AMIRA NATURE FOODS LTD

By: /s/ Bruce C. Wacha

Name:  Bruce C. Wacha

Title:  Chief Financial Officer